File No. 812-13769

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTIONS 23(a), 23(b) AND 63 OF THE ACT, AND PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE ACT AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4)

CAPITAL SOUTHWEST CORPORATION
12900 Preston Road, Suite 700
Dallas, Texas 75230

All Communications, Notices and Orders to:
Gary L. Martin
Chief Executive Officer
Capital Southwest Corporation
12900 Preston Road, Suite 700
Dallas, Texas 75230

Copy to:
Gina Betts, Esq.
Locke Lord Bissell & Liddell LLP
2200 Ross Ave., Suite 2200
Dallas, Texas 75201

May 14, 2010

TABLE OF CONTENTS

I. INTRODUCTION	1

II. CAPITAL SOUTHWEST CORPORATION	1

A. Background	1

B. The Business of Capital Southwest	2

III. CAPITAL SOUTHWEST'S CURRENT INCENTIVE COMPENSATION	2

A. The Existing Stock Option Plans	2

B. Employee Stock Ownership Plan	3

C. Retirement Plans	3

D. Cash Bonus Program	3

IV. REASON FOR REQUEST	4

A. Compensation Practices in Capital Southwest's Industry	4

B. Use of Restricted Stock	4

V. THE PLAN	6

VI. APPLICABLE LAW AND NEED FOR RELIEF	7

VII. REQUESTED ORDER	8

VIII. CAPITAL SOUTHWEST'S LEGAL ARGUMENTS	8

A. Similarity to Issuances Currently Permitted under the 1940 Act for Employees	8

B. Prior Commission Orders Relating to Employee Compensation	9

C. Standards for Exemption Under Section 6(c)	11

D. Standards for an Order Under Rule 17d-1	14

IX. CAPITAL SOUTHWEST'S CONDITIONS	14

X. PROCEDURAL MATTERS	15

A. Communications	15

B. Authorization	15

XI. EXHIBITS	16

Exhibits :

EXHIBIT A	CAPITAL SOUTHWEST CORPORATION 2010 RESTRICTED STOCK AWARD PLAN

EXHIBIT B	RESOLUTION OF THE BOARD OF DIRECTORS OF CAPITAL SOUTHWEST CORPORATION AUTHORIZING THE FILING OF THIS APPLICATION

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of CAPITAL SOUTHWEST CORPORATION 12900 Preston Road, Suite 700 Dallas, Texas 75230 File No. 812-13671 Investment Company Act of 1940, as amended

AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTIONS 23(a), 23(b) AND 63 OF THE 1940 ACT, AND PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE 1940 ACT AND RULE 17d-1 UNDER THE 1940 ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4)

I. INTRODUCTION

The undersigned applicant, Capital Southwest Corporation ("Capital Southwest" or the "Company"), an internally managed, non-diversified, closed-end investment company that has elected to be regulated as a business development company1 within the meaning of Section 54(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), hereby applies for an order of the U.S. Securities and Exchange Commission (the "Commission") pursuant to Section 6(c) of the 1940 Act2 granting an exemption from Sections 23(a), 23(b) and 63 of the 1940 Act and  pursuant to Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-13 under the 1940 Act authorizing certain joint transactions otherwise prohibited by Section 57(a)(4) (the "Order").  The Order would permit Capital Southwest to issue restricted shares of its common stock under ("Restricted Stock") under the terms of Capital Southwest Corporation 2010 Restricted Stock Award Plan (the "Plan") as part of the compensation packages for certain of its employees and certain employees of its wholly owned subsidiaries.

II. CAPITAL SOUTHWEST CORPORATION

A. Background

Capital Southwest was organized as a Texas corporation on April 19, 1961. Until September 1969, it operated as a licensee under the Small Business Investment Act of 1958. At that time, it transferred to its wholly-owned subsidiary, Capital Southwest Venture Corporation ("CSVC"), certain assets and its license as a small business investment company ("SBIC"). CSVC is a closed-end, non-diversified investment company of the management type registered under the Investment Company Act of 1940.  Prior to March 30, 1988, it was registered as a closed-end, non-diversified investment company under the 1940 Act.  On that date, it elected to become a business development company subject to the provisions of the 1940 Act, as amended by the Small Business Incentive Act of 1980.  Capital Southwest Management Company ("CSMC"), a wholly-owned subsidiary of Capital Southwest, is the management company for Capital Southwest and CSVC. CSMC generally incurs all normal operating and administrative expenses, including, but not limited to, salaries and related benefits, rent, equipment and other administrative costs required for its day-to-day operations.  Capital Southwest trades on the NASDAQ Global Select Market under the symbol "CSWC."  As of April 13, 2010, there were 3,741,638 shares of Capital Southwest’s common stock issued and outstanding.

1 Section 2(a)(48) generally defines a business development company to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

2 Unless otherwise indicated, all section references herein are to the Investment Company Act of 1940.
3 Unless otherwise indicated, all rule references herein are to rules promulgated under the Investment Company Act of 1940

As of April 13, 2010, Capital Southwest had an aggregate of nine employees and Capital Southwest’s wholly-owned consolidated subsidiaries had 505 employees.

Capital Southwest currently has a five member Board, of whom one is considered to be "interested persons" of Capital Southwest within the meaning of Section 2(a)(19) of the 1940 Act and four more are not interested persons (the "Non-employee Directors").

B. The Business of Capital Southwest

Capital Southwest is an internally managed, non-diversified closed-end management investment company that has elected to be treated as a business development company under the 1940 Act.  Capital Southwest provides debt and equity growth capital to privately-held middle-market companies.  Capital Southwest’s investment objective is to achieve capital appreciation through long-term investments in businesses believed to have favorable growth potential.  Investment interests are focused on expansion financings, management buyouts, minority recapitalizations, industry consolidations and early-stage financings in a broad range of industry segments.  Capital Southwest also makes available significant managerial assistance to the companies in which it invests and believes that providing material assistance to investee companies is critical to their business development activities.

III. CAPITAL SOUTHWEST’S CURRENT INCENTIVE COMPENSATION

Capital Southwest currently does not have an equity-based compensation plan pursuant to which Restricted Stock may be awarded.  Capital Southwest proposes to implement the Plan in the form set forth in Exhibit A hereto upon receipt of the Order and approval of the Plan by shareholders.  The Plan was approved by the Board as a whole, including a majority of the Non-Employee Directors and the required majority as defined in Section 57(o) of the 1940 Act, on April 19, 2010.  If the Commission issues the Order, Capital Southwest will submit the Plan to a vote of its shareholders at its 2010 annual meeting of shareholders on July 19, 2010, and the Plan will become effective upon such approval.  Accordingly, no Restricted Stock may be issued pursuant to the Plan unless and until the Commission approves this Order.  If the Commission issues the Order, Capital Southwest intends to award Restricted Stock to certain of its employees and certain employees of its wholly-owned consolidated subsidiaries under the Plan.  After adoption of the Plan, the Plan will not be modified without obtaining an order of the Commission or approval of the Commission.   The Plan provides that no grants may be made under the Plan in contravention of the 1940 Act.

A. The Existing Stock Option Plans

Capital Southwest has two stock options plans, the 1999 Stock Option Plan and the Capital Southwest 2009 Stock Incentive Plan.

In April 1999, Capital Southwest adopted the 1999 Stock Option Plan (the "1999 Plan") for the purpose of advancing the interests of Capital Southwest by providing for the grant of stock options to its executives.  The 1999 Plan authorized the issuance of up to 140,000 shares of Capital Southwest’s common stock, subject to adjustment for certain capital events such as stock splits, reverse stock splits, reorganizations, stock dividends and similar transactions.  The 1999 Plan terminated on April 19, 2009, and no additional awards may be made under the 1999 Plan.  Options to purchase 107,900 shares of Capital Southwest’s common stock were granted under the 1999 Plan.

Additionally, on July 20, 2009 Capital Southwest adopted the Capital Southwest 2009 Stock Incentive Plan (the "2009 Plan" and collectively with the 1999 Plan, the "Existing Stock Option Plans") for the purpose of advancing the interest of Capital Southwest by providing for the grant of stock options to its employees.  The 2009 Plan authorizes the issuance of up to 187,000 shares of Capital Southwest’s common stock (subject to adjustment for certain capital events such as stock splits, reverse stock splits, reorganizations, stock dividends, and similar transactions) upon the exercise of stock options.  Awards may be made under the 2009 Plan to employees and officers of Capital Southwest.  Unless terminated sooner by the Board, the 2009 Plan will terminate on July 20, 2019, and no additional awards may be made after that date.  To date, options to purchase 38,750 shares of Capital Southwest’s common stock have been granted under the 2009 Plan.

Capital Southwest’s Existing Stock Option Plans enable Capital Southwest to provide to its officers and employees (1) incentive compensation commensurate with the creation of shareholder value; (2) opportunities for increased stock ownership by executives; and (3) competitive levels of total compensation over a long time horizon.  Options are granted at the Nasdaq Stock Market’s closing price of Capital Southwest’s common stock on the date of grant and thus have no ultimate value unless the value of Capital Southwest’s common stock appreciates. Capital Southwest has never granted options with an exercise price that is less than the closing price of Capital Southwest’s common stock on the grant date, nor has it granted options which are priced on a date other than the grant date.  Capital Southwest believes stock options provide a significant incentive for the option holders to enhance the value of Capital Southwest’s common stock by continually improving Capital Southwest’s performance and its investment results.

Options granted under the Existing Stock Option Plans generally vest in five annual installments beginning on the first anniversary of the date of grant and have a term of ten years. Under the 1999 Plan, upon termination of employment or retirement, option holders have 30 days to exercise vested options to purchase shares except in the case of death or disability (subject to a 6-month limitation).  Under the 2009 Plan, upon termination of employment or retirement, incentive stock option holders have three months and non-statutory stock option holders have one month to exercise vested options to purchase shares except in the case of death or disability (subject to a 6-month limitation).  Prior to the exercise of options, holders have no rights as shareholders with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents.

From time to time, the compensation committee has recommended and the Board has granted qualified and non-qualified stock options to executive officers and investment associates.  Stock option award levels vary among participants based on their positions within Capital Southwest.

B. Employee Stock Ownership Plan

Capital Southwest maintains an Employee Stock Ownership Plan ("ESOP") for employees as part of the ESOP of one of its wholly-owned portfolio companies in which its most highly compensated officers participate. Employees who have completed one year of credited service, as defined in the ESOP, are eligible to participate in the ESOP. Contributions to the ESOP are discretionary, within limits established by the Internal Revenue Code. Funds contributed to the trust established under the ESOP are applied by the trustees to the purchase, in the open market at prevailing market prices, of Capital Southwest common stock. A participant’s interest in contributions to the ESOP fully vests after five years (three years effective April 1, 2008) of credited service, and such vested interest is distributed to a participant at retirement, death or total disability, or after a one year break in service resulting from termination of employment for any other reason. Thus, the ESOP rewards long-term employees, aligning their interests with those of Capital Southwest’s long-term shareholders.

C. Retirement Plans

Capital Southwest maintains a qualified defined benefit, non-contributory retirement plan (the "Retirement Plan") for its employees and employees of certain of its wholly-owned portfolio companies.  All officers of Capital Southwest participate in this retirement plan.  Capital Southwest also maintain a Restoration of Retirement Income Plan (the "Restoration Plan") that provides benefits to participants in the Retirement Plan as are necessary to fulfill the intent of the Retirement Plan without regard to the limitations imposed by the Internal Revenue Code of 1986.  The Restoration Plan is unfunded and non-qualified.  The retirement benefits payable to our under the Retirement Plan depend on the participant’s years of service under the Retirement Plan and their final average monthly compensation determined by averaging the five consecutive years of highest compensation prior to retirement.  Capital Southwest believes that the Retirement Plan and the Restoration Plan are important parts of its compensation program and that they assist Capital Southwest in retaining its executive officers because their retirement benefits increase for each year of employment.

D. Cash Bonus Program

Capital Southwest pays discretionary cash bonus awards to its employees annually.  Capital Southwest’s bonus program (the "Program") is not a profit sharing plan for purposes of Section 57(a)(4) because the compensation paid to participating employees under the Program is not based on Capital Southwest’s profitability.  Thus, the amount a participant will receive each year under the Program will not be tied to Capital Southwest’s gross or net income, or any other indicia of Capital Southwest’s overall financial performance.  Rather, awards under the Program are discretionary cash bonus awards based on the individual performance of the recipient.  The total amount of awards made annually varies at the discretion of the Compensation Committee of the Board, which is comprised solely of Non-Interested Directors (the "Compensation Committee"), depending on the extent and duration of Capital Southwest’s growth, the participant’s contribution to achieving overall Company growth over both long-term and short-term time horizons and the participant’s creativity and effectiveness.

IV. REASON FOR REQUEST

A. Compensation Practices in Capital Southwest’s Industry

Capital Southwest believes that the market for superior investment professionals is highly competitive, Capital Southwest's successful performance depends on its ability to offer fair compensation packages to its professionals that are competitive with those offered by other companies in the industry.  Capital Southwest must compete for talent with commercial banks and investment banks, which are generally able to pay higher cash compensation and to award many different types of stock-based incentive compensation to their employees.  Moreover, Capital Southwest must compete for professionals with private equity funds, which generally offer a portion of their various carried interests to induce professional talent to associate with their funds.  Capital Southwest’s success depends largely on its ability to attract top professional talent, which requires it to offer fair compensation packages to its professionals that are competitive with those offered by the types of competitors mentioned above.  Capital Southwest does not have carried interests.  While Capital Southwest recognizes that employee retention is critical for all companies, Capital Southwest also believes that the highly specialized nature of its business, the competitiveness of its market and the small size of its employee base relative to its assets and revenues make employee retention even more critical for Capital Southwest.  In that regard, the ability to offer equity-based compensation to its professionals, which both aligns employee performance with shareholder interests and provides a retention tool, is vital to Capital Southwest’s future growth and success.

Capital Southwest wishes to adopt the Plan providing for the periodic issuance of shares of restricted stock (i.e., stock that, at the time of issuance, is subject to certain forfeiture restrictions and thus is restricted as to its transferability until such forfeiture restrictions have lapsed), for its employees and officers and employees of its wholly owned subsidiaries (the employees are hereafter called the "Participants" and each a "Participant").4  The Plan would enable Capital Southwest to offer compensation packages to the Participants that are competitive with those offered by its competitors and other investment management businesses which would enhance the ability Capital Southwest and its wholly owned subsidiaries to hire and retain key senior management and other key personnel.  Capital Southwest believes that granting Restricted Stock under the Plan to employees is fair and reasonable.  Capital Southwest also believes that granting Restricted Stock to employees under the Plan is consistent with that described in prior applications for which the Commission has granted exemptive orders for the issuance of Restricted Stock to employees.

B. Use of Restricted Stock

Capital Southwest believes that the particular characteristics of its business, the dependence it has on key personnel to conduct its business effectively and the highly competitive environment in which it operates require the use of equity-based compensation in its compensation system.  Retention and recruitment of the best people is vital to the future success and growth of Capital Southwest’s business and is in the best interests of Capital Southwest’s shareholders.  Appropriate compensation plans that support Capital Southwest’s objectives and align the interests of shareholders and employees are essential to long term success in the investment business in general and critical to Capital Southwest’s business in particular.  Most of the leading asset management, private equity and commercial finance firms in the United States provide equity-based compensation in one form or another.

4 Capital Southwest requests that the order also permit the grant of Restricted Stock to its future employees and officers and the future employees of its wholly owned subsidiaries.

Capital Southwest believes that Restricted Stocks offers an attractive form of equity-based compensation for certain employees, Restricted Stock will allow Capital Southwest to (1) develop superior alignment in business plan, shareholder interests and employee interests, (2) manage dilution associated with equity-based compensation and (3) match the return expectations of the business more closely with its equity-based compensation plan.  Certain employees may also be prohibited from receiving certain other forms of equity-based compensation.  Capital Southwest believes the Restricted Stock will have a clear and meaningful benefit to its shareholders and its business prospects that supports approval of this application.

1. Developing Alignment in Business Plan, Shareholder Interests and Employee Interests

Alignment of a company’s business plans, its shareholders expectations and its employee compensation is an essential component of long term business success.  Long-term business success is in the interest of Capital Southwest’s shareholders and employees.  Capital Southwest typically makes longer-term investments in privately held businesses.  Its business plan involves taking on investment risk over an extended period of time and a premium is placed on its ability to maintain stability of net asset values and continuity of earnings to pass through to its shareholders in the form of a recurring dividend.  Capital Southwest’s strategy is to generate income from its portfolio of investments in the debt and equity securities of its customers.  This income supports the payment of a quarterly dividend to Capital Southwest’s shareholders equal to or greater than 98% of Capital Southwest’s taxable income.  As a taxpayer that elects to be regulated as a RIC under Subchapter M of the Code, Capital Southwest is required to pay out 90% of its annual taxable income to maintain its tax advantaged status and 98% of its annual taxable income to avoid non-deductible excise taxes.  This "pass through" configuration means that, assuming Capital Southwest performs successfully, the shares of Capital Southwest’s common stock will appreciate modestly if at all over time since earnings are distributed currently and not accumulated. Rather, the primary return for Capital Southwest’s shareholders is in the form of current income through the payment of dividends rather than capital appreciation through a rising stock price.  This recurring payout requires a methodical asset acquisition approach and active monitoring and management of the investment portfolio over time.  A meaningful part of Capital Southwest’s employee base is dedicated to the maintenance of asset values and expansion of this recurring revenue to support and grow dividends.

Since Capital Southwest's initial public offering in 1961, it has paid dividends in excess of $ 66,400,000 or $17.75 per share (based on current outstanding shares of 3,741,638). For the tax year ended December 31, 2009, Capital Southwest paid ordinary dividends of $2,993,310 or $0.80 per share and retained long-term capital gains of $2,327,150 or $0.62 per share which it elected to treat as deemed distributions for federal  tax purposes. For the tax year ended December 31, 2008, Capital Southwest paid ordinary dividends of $12,256,745 or $3.28 per share and retained long-term capital gains of $14,922,751 or $3.99 per share which it elected to treat as deemed distributions for federal  tax purposes. For the tax year ended December 31, 2007, Capital Southwest paid ordinary dividends of $2,333,291 or $0.60 per share  and retained long-capital gains of $961,655 or $0.25 per share which it elected to treat as deemed distributions for federal tax purposes.

The implications of Capital Southwest’s business model, as described above, on the attractiveness of using Restricted Stock are relatively clear. Restricted Stock has intrinsic value that may not be offered through other forms of equity-based compensation.  Holders of Restricted Stock, over time, become owners of the stock with a vested interest in value maintenance and, importantly in Capital Southwest’s case, the income stream and stock appreciation. These interests are completely aligned with those of Capital Southwest’s shareholders. Stock option holders, by way of comparison, only earn compensation if the stock price increases and do not benefit from dividends or valuation protection, two concepts that have high priority for Capital Southwest’s shareholders. Stock options are arguably less effective for Capital Southwest in terms of motivating behaviors consistent with the business objectives of moderate appreciation and stable and growing dividends, in part because the 1940 Act does not provide a mechanism for business development companies to adjust the exercise price of a stock option when a dividend is issued or to issue dividend equivalent rights in order to align the interests of an option holder with those of a shareholder.

2. Managing Dilution

Dilution is an important consideration for shareholders, and Restricted Stock is inherently less dilutive and more predictable than stock options.  Because Restricted Stock has intrinsic value, it takes fewer shares of restricted stock to generate a similar level of economic benefit to employees.  In other words, Capital Southwest believes that the number of shares of Restricted Stock that it will grant will only be a fraction of the number of shares that would be subject to options were Capital Southwest to offer equivalent economic incentives only through a stock option plan.

3. Matching Return Expectations

Restricted Stock motivates behavior that is more consistent with the type of return expectations that Capital Southwest has established for its shareholders.  Capital Southwest’s strategy is to originate high quality, long-term assets and to support the risk management activity of its portfolio companies over a long period of time.  Further, Capital Southwest’s business plan is to execute a methodical and conservative accumulation of assets that have a risk-based pricing premium relative to similar securities.  To this end, Restricted Stock places more value on the quality of originated assets over the quantity of originated assets, and thus, Restricted Stock is a better compensation tool for Capital Southwest to align employee interests with shareholder interests.  Shares of Restricted Stock that vest over time or are based upon performance targets will allow Capital Southwest to set objectives and provide meaningful rewards over time to employees who effectuate the targeted outcome of income and principal stability.

Capital Southwest’s management and the Board have considered each of the factors discussed above and believe that the issuance of Restricted Stock as a form of equity-based compensation is in the best interests of Capital Southwest’s shareholders, employees and business.

V. THE PLAN

The Plan, a copy of which is attached to this Application as Exhibit A, authorizes the issuance of shares of Restricted Stock subject to certain forfeiture restrictions.  The Plan will make Restricted Stock grants available to all employees at the sole discretion of the Compensation Committee based on the economic value added by the Participant.  The restrictions on the Restricted Stock relate to continued employment (lapsing either an annual or other period basis or on a "cliff" basis, i.e., at the end of a stated period of time) or other restrictions deemed by the Compensation Committee from time to time to be appropriate and in the best interests of Capital Southwest and its shareholders.  The Restricted Stock will be subject to restrictions on transferability and other restrictions as required by the Compensation Committee from time to time.  Except to the extent restricted under the terms of the Plan, a Participant granted Restricted Stock will have all the rights of any other shareholder, including the right to vote the Restricted Stock and the right to receive dividends.  During the restriction period (i.e., prior to the lapse of the applicable forfeiture restrictions), the Restricted Stock generally may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Participant.  Upon termination of a Participant’s employment during the applicable restriction period, Restricted Stock for which forfeiture restrictions have not lapsed at the time of such termination shall be forfeited.

Subject to adjustment as provided in the Plan, the maximum number of shares of common stock reserved for issuance in connection with the Plan is 47,000.  The Plan limits the total number of shares that may be awarded to any single Participant in a single year to 6,250.  Capital Southwest has agreed to limit the maximum number of shares of Restricted Stock that may be issued under the Plan to 10% of the total number of Shares authorized and outstanding at any time.  In addition, no Participant may be granted more than 25% of the shares of common stock reserved for issuance under the Plan.

Each issuance of Restricted Stock under the Plan will be approved by the required majority, as defined in Section 57(o) of the 1940 Act,5 of Capital Southwest’s directors on the basis that the issuance is in the best interests of Capital Southwest and its shareholders. The date on which the required majority, as defined in Section 57(o) of the 1940 Act, approves an issuance of Restricted Stock will be deemed the date on which the subject Restricted Stock is granted.

5 The term "required majority," when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a business development company’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.

The Plan will be administered by the Compensation Committee, which, upon approval of the required majority, as defined in Section 57(o) of the 1940 Act, of the Board, will award shares of Restricted Stock to the Participants from time to time as part of the Participants’ compensation based on a Participant’s actual or expected performance and value to Capital Southwest.  The Compensation Committee will have the general responsibility to ensure that the Plan is operated in a manner that best serves the interests of Capital Southwest and its shareholders.  All compensation decisions made by the Compensation Committee will be evidence in the minutes of the committee meetings at which such decisions occur.

Subject to receipt of the Order, the Plan has been approved by the Compensation Committee, as well as the Board, including the require majority as defined in Section 57(o) of the 1940 Act. The Board, including the require majority as defined in Section 57(o) of the 1940 Act, found that an appropriate compensation plan involving the issuance of Restricted Stock that supports Capital Southwest’s objectives and aligns the interests of shareholders and employees is essential to long-term success in the investment business in general and critical to Capital Southwest’s business in particular and will have a clear and meaningful benefit to Capital Southwest and its shareholders.  The Board, including the require majority as defined in Section 57(o) of the 1940 Act, also found that the issuance of Restricted Stock will allow Capital Southwest to align its business plan, shareholder interests and employee interests based on the nature of Capital Southwest’s business as well as the characteristics of Restricted Stock.  Issuance of Restricted Stock will allow Capital Southwest’s employees to become owners of the stock with a vested interest in value maintenance, income stream and stock appreciation, which interests align with those of Capital Southwest’s shareholders. The Board, including the required majority as defined in Section 57(o) of the 1940 Act, considered, among other things, the impact of Restricted Stock grants on outside shareholders, including the impact of dilution that the Plan would have with the limit on outstanding Restricted Stock of 10% of Capital Southwest’s outstanding common stock. The Plan will be submitted for approval to Capital Southwest’s shareholders, and will become effective upon such approval, subject to and following receipt of the order.

VI. APPLICABLE LAW AND NEED FOR RELIEF

Under Section 63, the provisions of Section 23(a), which generally prohibit a registered closed-end investment company from issuing securities for services or for property other than cash or securities, are made applicable to business development companies.  This provision would prohibit the issuance of Restricted Stock for services as a part of the Plan.

Section 23(b) prohibits a registered closed-end investment company from selling any common stock of which it is the issuer at a price below the stock’s current net asset value, except with the consent of a majority of Capital Southwest’s common shareholders at the time of issuance or under certain other enumerated circumstances not applicable to the subject of this Application.  Section 63(2) provides that, notwithstanding Section 23(b), a business development company may sell any common stock of which it is the issuer at a price below the current net asset value of such stock and may sell warrants, options or rights to acquire any such common stock at a price below the current net asset value of such stock if, generally (i) holders of a majority of the business development company’s outstanding voting securities, and the holders of a majority of the business development company’s voting securities who are not interested persons of the business development company, approved the business development company’s policy and practice of making such sales of securities at the last annual meeting of shareholders within one year immediately prior to any such sale; (ii) a required majority of the business development company's directors (i.e., a majority of directors who have no financial interest in the transaction, plan or arrangement and who are not interested persons of the business development company) have determined that such sale would be in the best interests of the business development company and its shareholders; and (iii) a required majority, as defined in Section 57(o) of the 1940 Act, of the business development company’s directors have determined immediately prior to the issuance of such securities that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities.

Because Restricted Stock that would be granted under the Plan may not meet the terms of Section 63(2), in the absence of the Order, Sections 23(b) and 63(2) would prevent the issuance of the Restricted Stock.

Section 57(a) proscribes certain transactions between a business development company and persons related to the business development company in the manner described in Section 57(b) ("57(b) persons"), absent a Commission order. Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the business development company is a joint participant absent an order. Rule 17d-1 is made applicable to business development company by Section 57(i). Rule 17d-1 proscribes participation in a "joint enterprise or other joint arrangement or profit-sharing plan," which includes, pursuant to paragraph 17d-1(c), a stock option or purchase plan. Employees and directors of a business development company are 57(b) persons. Thus, although a compensation plan involving grants of Restricted Stock is not specifically covered by Section 57(a)(4) or Rule 17d-1, the grants of shares of Restricted Stock pursuant to the Plan could be deemed to involve a joint transaction involving a business development company and a 57(b) person in contravention of Section 57(a)(4).

Section 6(c) provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security or transaction, or any class or classes thereof, from any provision of the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 57(a)(4) and Rule 17d-1, made applicable to business development companies by Section 57(i), provide that the Commission may, by order upon application, grant relief under Section 57(a)(4) and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans.  Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the business development company in such enterprise, arrangement or plan is consistent with the policies and purposes of the 1940 Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

VII. REQUESTED ORDER

Capital Southwest requests an order of the Commission pursuant to Section 6(c) of the 1940 Act granting an exemption from Sections 23(a), 23(b) and 63 of the 1940 Act, and pursuant to Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act authorizing certain joint transactions otherwise prohibited by Section 57(a)(4) to permit the Company to grant shares of Restricted Stock pursuant to the Plan. Capital Southwest asks that the order apply also to any future officers and employees of Capital Southwest and future employees of Capital Southwest’s wholly owned subsidiaries that are eligible to receive Restricted Stock under the Plan. Additionally, to the extent that Capital Southwest creates or acquires additional wholly owned subsidiaries, and to the extent that such future subsidiaries have employees to whom the relief requested herein would otherwise apply, Capital Southwest asks that such relief, if granted, be extended to such employees of any future subsidiaries.

VIII. CAPITAL SOUTHWEST’S LEGAL ARGUMENTS

The Commission and Congress have recognized the need for certain types of investment companies, including closed-end investment companies, small business investment companies ("SBICs"), and business development companies, to offer equity-based compensation to its employees.

Capital Southwest believes that its ability to offer equity-based compensation in the form of Restricted Stock is necessary for Capital Southwest to attract and retain talented employees and officers, and to align that talent with shareholders’ interests.  Capital Southwest believes that its request for an order is consistent with the policies underlying the provisions of the 1940 Act permitting the use of equity compensation by business development companies as well as prior exemptive relief granted by the Commission.

A. Similarity to Issuances Currently Permitted under the 1940 Act for Employees

Congress recognized the importance of equity-based compensation as a means of attracting and retaining qualified directors in the Small Business Investment Incentive Act of 1980 (the "1980 Amendments").  The 1980 Amendments permit business development companies to issue to their officers, employees and general partners warrants, options and rights to purchase voting securities of such companies pursuant to executive compensation plans as long as such companies complied with certain conditions.6   Capital Southwest believes that the issuance of Restricted Stock to employees for purposes of investor protection under the 1940 Act, is substantially similar to what is currently permitted under Section 61. For reasons that are unclear, Section 61 and its legislative history do not address the issuance by a business development company of restricted stock as incentive compensation.

6See Section 61(a)(3) of the 1940 Act.

Capital Southwest is not aware of any specific discussion in the legislative history of the 1980 Amendments regarding the use of direct grants of stock as incentive compensation; however, the legislative history recognizes the crucial role that equity-based compensation played in the operation of a private equity fund and its ability to attract and retain employees. Congress endowed business development companies with the ability to issue derivative securities in order to ensure that business development companies would be able to compete for skilled personnel in light of compensation practices as they existed in 1980. In the late 1970s direct grants of stock were not a widely used form of compensation. In fact, publications in the late 1970s indicate that it was stock options – which the 1980 Amendments made permissible for use by business development companies – that were the most widely used types of incentive compensation.7 As discussed earlier, Capital Southwest may be limited in its ability to use stock options to compensate certain senior-level employees.

B. Prior Commission Orders Relating to Employee Compensation

1. Orders Relating to Use of Equity Based Compensation by Business Development Companies

MCG Capital Corporation.  MCG Capital Corporation ("MCG") filed an application on September 2, 2005, and an amendment to the application on January 31, 2006, requesting an order under Section 6(c) of the 1940 Act granting an exemption from Sections 23(a), 23(b) and 63 of the 1940 Act; and under Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act. The order granted on April 4, 2006 (the "MCG Order") permits MCG to issue restricted stock to MCG’s non-employee directors, employees and employees of MCG’s wholly-owned consolidated subsidiaries.8

Hercules Technology Growth Capital, Inc.   Hercules Technology Growth Capital, Inc. (“Hercules”) filed a similar application on July 7, 2006, and subsequent amendments to the application on April 4, 2007 and May 1, 2007, requesting an order under Section 6(c) of the Act granting an exemption from Sections 23(a), 23(b) and 63 of the Act; and under Sections 57(a)(4) and 57(i) of the Act and Rule 17d-1 under the Act.  The order granted on May 23, 2007 (the “Hercules Order”) permits Hercules to issue restricted stock to Hercules’ employees and non-employee directors and to employees of Hercules’ wholly-owned consolidated subsidiaries.9

              Kohlberg Capital Corporation. Kohlberg Capital Corporation ("Kohlberg") filed a similar application on February 27, 2007, and subsequent amendments to the application on February 13, 2008, February 22, 2008, and March 10, 2008, requesting an order under Section 6(c) granting an exemption from Sections 23(a), 23(b) and 63; and under Sections 57(a)(4) and 57(i) and Rule 17d-1. The order granted on March 24, 2008 (the "Kohlberg Order") permits Kohlberg to issue restricted stock to its employees and officers and the employees of its wholly owned subsidiaries.10

7 See "Successors to the Qualified Stock Option" Harvard Business Review (Jan./Feb. 1978) stating: "Stock options predominate among the long-term incentives for executives" and "Restricted stock, once widely used in executive compensation, declined in popularity after the 1969 tax law changes and is now a rarity." See also "Annual Survey of Executive Compensation" Business Week (May 14, 1979) stating: "Most companies still use stock option grants and appreciation rights as their predominant incentives."

See MCG Capital Corporation, Investment Company Act Release Nos. 27258 (March 8, 2006) (notice) and 27280 (April 4, 2006) (order).
See Hercules Technology Growth Capital, Inc., Investment Company Act Release Nos. 27815 (May 2, 2007) (notice) and 27838 (May 23, 2007) (order).
See Kohlberg Capital Corporation, Investment Company Act Release Nos. 28168 (Feb. 25, 2008) (notice) and 28199 (Mar. 24, 2008) (order).

2. Orders Relating to Use of Equity-Based Compensation by Internally-Managed Closed-End Investment Companies

The important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to internally-managed closed-end investment companies.

Baker, Fentress & Company and Adams Express Company, et. al.  In 1998, the Commission issued an order granting Baker, Fentress & Company ("Baker Fentress") exemptive relief from Sections 17(a) and (d), 18(d), and 23(a), (b) and (c) of the 1940 Act and Rule 17d-1 under the 1940 Act.  More recently, in 2005, the Commission issued a similar order granting Adams Express Company and Petroleum and Resources Corporation ("Adams Express") exemptive relief from Sections 17(d), 18(d), and 23(a), (b) and (c) of the 1940 Act and Rule 17d-1 under the 1940 Act.  These orders permitted the companies to implement broad equity-based compensation plans that included the issuance of restricted stock to their employees.11

Bando McGlocklin Capital Corporation. The Commission’s recognition of the importance to internally-managed, closed-end registered investment companies of the ability to offer equity-based incentive compensation is further evidenced by its grant of exemptive relief to Bando McGlocklin Capital Corporation. There, relief was granted from Sections 17(d), 18(d) and 23(a), (b) and (c) of the 1940 Act and the rules thereunder to the extent necessary to permit it to offer its key employees incentive stock options within the meaning of Section 422 of the Code.12

APTIF. In 1985, the Commission granted an order to the Association of Publicly Traded Investment Funds ("APTIF") exempting its members ("Members"), which were neither SBICs nor business development companies, from the provisions of Sections 17(d), 18(d) and 23(a), (b) and (c) of the 1940 Act and the rules thereunder to the extent necessary to permit Members to offer their employees, including certain employees of their wholly owned subsidiaries, equity compensation in the form of stock options and stock appreciation rights (the "APTIF Order").13 The Commission subsequently amended the APTIF Order to permit Members to adopt retirement plans qualified under Section 401(a) of the Code as well as the stock incentive plans authorized by the APTIF Order.14

Although each of the plans permitted under the Adams Express Order, Baker Fentress Order, the Bando McGlocklin Order and the APTIF Order provides a distinct method of providing for equity-based compensation, the fundamental purpose of each is similar – awarding individuals equity-based compensation for competitive purposes – and each was deemed ultimately to benefit the shareholders of the underlying investment company. Importantly, relief in each of the above cases was granted to closed-end funds that had not elected business development company status and, thus, were not within the class of entities that, like Capital Southwest, Congress had determined should be allowed to issue equity compensation to officers, employees and directors.

11 See Baker, Fentress & Company, Investment Company Act Release No. 23619 (Dec. 22, 1998) (the "Baker Fentress Order") and Adams Express Company, et. al., Investment Company Act Release No. 26780 (March 8, 2005) (the "Adams Express Order").  Capital Southwest notes that, in each of their respective applications, Adams Express and Baker Fentress cited the legislative history of the 1980 Amendments as standing for the idea that Congress had recognized the importance of equity-based compensation as a means of attracting and retaining qualified personnel.  Both Adams Express and Baker Fentress received orders from the Commission permitting the issuance of equity-based compensation, including direct grants of stock.  Baker Fentress and Adams Express were also granted relief to issue stock options to their non-employee directors.

12 See Bando McGlocklin Capital Corporation, Investment Company Act Release Nos. 17837 (Nov. 1, 1990) and 17879 (Nov. 27, 1990) (the "Bando McGlocklin Order").
13 Association of Publicly Traded Investment Funds, Investment Company Act Release Nos. 14541 (May 28, 1985) and 14594 (June 21, 1985).
14 See Association of Publicly Traded Investment Funds, Investment Company Act Release Nos. 15439 (Nov. 26, 1986) and 15496 (Dec. 23, 1986).

3. Orders Relating to Use of Equity-Based Compensation by SBICs

Even before the APTIF Order, the Commission recognized the important role that stock options can play in attracting and retaining qualified personnel with respect to SBICs. In 1971, the Commission granted an exemption under Section 6(c) to permit SBICs registered under the 1940 Act as closed-end investment companies to issue "qualified" stock options (the predecessors of incentive stock options) to their employees.15  In taking this action, the Commission acknowledged the claims of the applicant, the National Association of Small Business Investment Companies ("NASBIC"), that stock options were a widely used form of management compensation and that the inability of registered SBICs to offer such options had placed them at a competitive disadvantage in the personnel market and was responsible, in part, for their inability in certain instances to attract and retain high level officers, thereby imposing a serious burden upon registered SBICs. The NASBIC Order was subject to the limitation that such options qualify under Section 422 of the Code as in effect at the time ("former Section 422") and was further conditioned on adoption by the Small Business Administration (the "SBA") of regulations satisfactory to the Commission with respect to such qualified options. The NASBIC Order became effective on August 1, 1972, following the SBA’s adoption of appropriate regulations with respect to SBICs’ issuance of qualified stock options.16

C. Standards for Exemption Under Section 6(c)

Section 6(c), which governs Capital Southwest’s request for exemptive relief from Section 23 and 63 provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security or transaction, or any class or classes thereof, from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the 1940 Act’s policy and provisions.

1. Necessary or Appropriate in the Public Interest

As indicated above, both the Commission and Congress have long recognized the importance of equity-based compensation in attracting and retaining qualified personnel.  Capital Southwest submits that maintaining the ability of a business development company to provide capital and management expertise to privately-held companies by attracting and retaining highly qualified employees and officers is in the public interest, including the interests of Capital Southwest’s shareholders.  Capital Southwest competes for talented employees with banks, private equity funds and other financial services companies that are not investment companies registered under the 1940 Act, all of which pay substantially higher cash compensation to their employees.  These organizations are also able to offer all types of equity-based compensation to their employees, including restricted stock, and, therefore, have an advantage over Capital Southwest in attracting and retaining highly qualified personnel.  For Capital Southwest to compete on a more equal basis with such organizations, it must be able to attract and retain talented employees, and offer them comparable compensation packages.  These professionals, Capital Southwest suggests, in turn are likely to increase Capital Southwest's performance and shareholder value.

The Plan will allow Capital Southwest to competitively compensate its personnel while also aligning the interests of its personnel with the success of Capital Southwest and the interests of its shareholders while preserving cash for further investment.

15 See National Association of Small Business Investment Companies, Investment Company Act Release No. 6523 (May 14, 1971) (the "NASBIC Order"). The NASBIC Order exempted stock options granted by SBICs from the provisions of Sections 18, 19 and 23 of the 1940 Act. Because a question remained as to whether an SBIC seeking to rely on the NASBIC Order had to file an application for an order under Rule 17d-1, the Commission promulgated Rule 17d-1(d)(4) in 1974 to permit the grant of such options without a prior Commission order. See Adoption of Amendment to Rule 17d-1 Under the Investment Company Act of 1940 Exempting Certain Transactions Involving Registered Investment Companies, including SBIC Stock Option Plans, from the Application Requirements of the Rule, Investment Company Act Release No. 8542 (Oct. 15, 1974).

16National Association of Small Business Investment Companies, Investment Company Act Release No. 7284 (July 20, 1972).

2. Consistency with the Protection of Investors

Investors will be protected to at least the same extent that they are currently protected under Section 61(a)(3). The Plan has been approved by the Board in accordance with Section 61(a)(3)(A)(iv), and, subject to and following receipt of the order, the Plan will be submitted to Capital Southwest’s shareholders for their approval or disapproval. The proxy statement submitted to Capital Southwest’s shareholders will contain a concise "plain English" description of the Plan. If the Plan is not approved by Capital Southwest's shareholders, it will not be implemented. Thus, Capital Southwest’s shareholders will have the opportunity to decide for themselves whether the prospective benefits offered by the Plan are worth the dilution that will result from the Plan’s operation. Capital Southwest is subject to the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies relating to the accounting for and disclosure of the Restricted Stock, and the Securities Exchange Act of 1934 (the "Exchange Act") requirements relating to executive compensation disclosure.

Based on the manner in which the Plan will be administered, the Plan will be no more dilutive than if Capital Southwest were to issue stock options, as is permitted by Section 61(a)(3). As stated above, it is anticipated that the Compensation Committee, subject to approval of the required majority, as defined in Section 57(o) of the 1940 Act, of the Board, generally will grant awards based on a value determined to be appropriate for a particular employee at the time of the award. Since it takes fewer shares of Restricted Stock, as compared with stock options, to compensate an employee at the same level, the number of shares of Restricted Stock awarded would be fewer than the number of shares on which an employee would have to be given an option. Furthermore, there is a limit on the number of shares that Capital Southwest will issue under the Plan. Capital Southwest has agreed that the maximum amount of Restricted Stock that may be issued under the Plan will be 10% of the outstanding shares of common stock of Capital Southwest on the effective date of the Plan plus 10% of the number of shares of Capital Southwest’s common stock issued or delivered by Capital Southwest (other than pursuant to compensation plans) during the term of the Plan. Capital Southwest acknowledges that, while awards granted under the Plan would have a dilutive effect on the shareholders’ equity in Capital Southwest, that effect would be outweighed by the anticipated benefits of the Plan to Capital Southwest and its shareholders.

Section 61(a)(3) provides that the amount of voting securities that would result from the exercise of all of a business development company’s outstanding warrants, options or rights, at the time of issuance, may not exceed 25% of the outstanding voting securities of such business development company, except that if the amount of voting securities that would result from the exercise of all outstanding warrants, options and rights issued to such business development company’s directors, officers and employees, would exceed 15% of the outstanding voting securities of such business development company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options and rights, at the time of issuance shall not exceed 20% of the outstanding voting securities of such business development company. Under the Plan, the maximum amount of Restricted Stock that may be issued will be 10% of the outstanding shares of common stock of Capital Southwest on the effective date of the Plan, plus 10% of the number of shares of Capital Southwest’s common stock issued or delivered by Capital Southwest (other than pursuant to compensation plans) during the term of the Plan. For purposes of determining Capital Southwest’s compliance with the limits in Section 61(a)(3) of the 1940 Act, Capital Southwest will treat Restricted Stock issued under the Plan as voting securities that would result from the exercise of all outstanding warrants, options and rights issued to directors, officers and employees.

3. Consistency with the Purposes of the 1940 Act

As indicated earlier, Capital Southwest is at a disadvantage in competing with other financial services companies in attracting and retaining management directors because they cannot offer shares of Capital Southwest as part of a compensation plan.  Capital Southwest believes that its competitors have reserved between 10% and 20% of their outstanding voting securities for issuance under their employee incentive compensation plan. As noted above, Capital Southwest also believes that it competes directly for experienced executives and other professionals with many non-public companies. Since these companies are not required to make their employee incentive compensation plans public, Capital Southwest is not able to provide definitive numbers regarding the percentages of outstanding voting securities that these companies have reserved for issuance under their employee incentive compensation plans.

The Commission previously recognized the problem of restricting equity compensation in the context of SBICs in 1971 and granted a limited exemption from the 1940 Act’s provisions to permit SBICs to issue qualified stock options.  Congress amended the 1940 Act in 1980 to permit business development companies also to issue warrants, options and rights.  The Commission again recognized these problems in the context of closed-end investment companies in 1985 and granted a limited exemption from the 1940 Act’s provisions to permit certain internally managed closed-end investment companies to issue incentive stock options.  In 1998, the Commission issued the Baker Fentress Order and in 2005, the Commission issued the Adams Express Order, both permitting numerous types of equity compensation, including the issuance of restricted stock by a registered closed-end investment company.  In 2006, 2007 and 2008, the Commission issued the MCG Order, the Hercules Order and the Kohlberg Order, respectively, permitting equity compensation, including the issuance of restricted stock by a business development company.  In each of these instances, it was found that equity compensation would not offend the 1940 Act’s policies and purposes.

In the present case, Capital Southwest is merely requesting that it be allowed to issue Restricted Stock in substantially the same manner and subject to substantially similar restrictions under which it is currently permitted to issue warrants, options and rights to purchase under Section 61(a)(3).  Section 61(a)(3)(B) of the 1940 Act permits a business development company to issue to its officers, directors and employees, pursuant to an executive compensation plan, warrants, options and rights to purchase the business development company’s voting securities, subject to certain requirements. Capital Southwest further submits that the Plan would not violate the purposes behind Sections 23(a) and (b).  The concerns underlying the enactment of those provisions included (i) preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company; (ii) complication of the investment company’s structure that made it difficult to determine the value of Capital Southwest’s shares; and (iii) dilution of shareholders’ equity in the investment company.

The Plan does not raise concerns about preferential treatment of Capital Southwest’s insiders because the Plan is a bona fide compensation plan of the type common among corporations generally and that is contemplated by Section 61 of the 1940 Act and approved by the Commission in the orders given to MCG, Hercules, Kohlberg, Baker Fentress and Adams Express. Capital Southwest also asserts that the Plan would not become a means for insiders to obtain control of Capital Southwest because the maximum amount of Restricted Stock that may be issued under the Plan will be 10% of the outstanding shares of common stock of Capital Southwest on the effective date of the Plan plus 10% of the number of shares of Capital Southwest’s common stock issued or delivered by Capital Southwest (other than pursuant to compensation plans) during the term of the Plan, and will also be limited by Section 61.

                Capital Southwest further states that the Plan will not unduly complicate Capital Southwest’s structure because equity-based incentive compensation arrangements are widely used among corporations and commonly known to investors. Capital Southwest notes that the Plan will be submitted to its shareholders for their approval. Capital Southwest represents that a concise, "plain English" description of the Plan, including its potential dilutive effect, will be provided in the proxy materials that will be submitted to Capital Southwest’s shareholders. Capital Southwest also states that it will comply with the proxy disclosure requirements in Item 10 of Schedule 14A under the Exchange Act. Capital Southwest further notes that the Plan will be disclosed to investors in accordance with the requirements of the Form N-2 registration statement for closed-end investment companies, and pursuant to the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies. In addition, Capital Southwest will comply with the disclosure requirements for executive compensation plans applicable to operating companies under the Exchange Act.17 Capital Southwest thus concludes that the Plan will be adequately disclosed to investors and appropriately reflected in the market value of Capital Southwest’s shares. In addition, Capital Southwest states that its shareholders will be further protected by the conditions to the requested order that assure continuing oversight of the operation of the Plan by Capital Southwest’s Board.

17 Capital Southwest will comply with the amendments to the disclosure requirements for executive and director compensation, related party transactions, director independence and other corporate governance matters, and security ownership of officers and directors to the extent adopted and applicable to business development companies. See Executive Compensation and Related Party Disclosure, Securities Act Release No. 8655 (Jan. 27, 2006) (proposed rule); Executive Compensation and Related Party Disclosure, Securities Act Release No. 8732A (Aug. 29, 2006) (final rule and proposed rule), as amended by Executive Compensation Disclosure, Securities Act Release No. 8765 (Dec. 22, 2006) (adopted as interim final rules with request for comments).

D. Standards for an Order Under Rule 17d-1

Section 57(a) proscribes certain transactions between a business development company and persons related to the business development company in the manner described in Section 57(b) ("57(b) persons"), absent a Commission order. Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the business development company is a joint participant absent such an order. Rule 17d-1, made applicable to business development companies by Section 57(i), proscribes participation in a "joint enterprise or other joint arrangement or profit-sharing plan," which includes a stock option or purchase plan. Employees and directors of a business development company are 57(b) persons. Thus, the issuance of shares of Restricted Stock could be deemed to involve a joint transaction involving a business development company and a 57(b) person in contravention of Section 57(a)(4). Rule 17d-1(b) provides that, in considering relief pursuant to the rule, the Commission will consider (i) whether the participation of the business development company in such enterprise, arrangement, or plan is consistent with the policies and purposes of the 1940 Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

1. Consistency with the 1940 Act’s Policies and Purposes

The arguments as to why the Plan is consistent with the 1940 Act are almost identical to the standards for exemptions under Section 6(c) and have been set forth above.  Additionally, Section 57(j)(1) expressly permits any director, officer or employee of a business development company to acquire warrants, options and rights to purchase voting securities of such business development company, and the securities issued upon the exercise or conversion thereof, pursuant to an executive compensation plan which meets the requirements of Section 61(a)(3)(B).  Capital Southwest submits that the issuance of Restricted Stock pursuant to the Plan poses no greater risk to shareholders than the issuances currently permitted by Section 57(j)(1).

2.  Differences in Participation

Capital Southwest’s role is necessarily different from that of other participants in the arrangement at issue since the other participants in the Plan are its employees and employees of its wholly-owned consolidated subsidiaries.  Participants are in an employer/employee relationship, their respective rights and duties are different and not comparable.  However, Capital Southwest’s participation with respect to the Plan will not be "less advantageous" than that of the Participants.  Capital Southwest, either directly or indirectly, is responsible for the compensation of the Participants; the Plan is simply Capital Southwest’s chosen method of providing such compensation.  Moreover, the Plan provides the added benefit to Capital Southwest of enhancing its ability to attract and retain highly qualified personnel.  The Plan will help align the interests of Capital Southwest’s employees with those of it shareholders, which will encourage conduct on the part of those employees designed to produce a better return for Capital Southwest’s shareholders.

IX. CAPITAL SOUTHWEST’S CONDITIONS

Capital Southwest agrees that the Order granting the requested relief will be subject to the following conditions:

1. The Plan will be authorized by Capital Southwest’s shareholders in accordance with Section 61(a)(3)(A)(iv) of the 1940 Act.

2. Each issuance of Restricted Stock to officers and employees will be approved by the required majority, as defined in Section 57(o) of the 1940 Act, of Capital Southwest’s directors on the basis that such issuance is in the best interests of Capital Southwest and its shareholders.

3. The amount of voting securities that would result from the exercise of all Capital Southwest’s outstanding warrants, options and rights, together with any Restricted Stock issued pursuant to the Plan, at the time of issuance shall not exceed 25% of the outstanding voting securities of Capital Southwest, except that if the amount of voting securities that would result from the exercise of all of Capital Southwest’s outstanding warrants, options and rights issued to Capital Southwest’s directors, officers and employees, together with any Restricted Stock issued pursuant to the Plan, would exceed 15% of the outstanding voting securities of Capital Southwest, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options and rights, together with any Restricted Stock issued pursuant to the Plan, at the time of issuance shall not exceed 20% of the outstanding voting securities of Capital Southwest.

4. The maximum amount of shares of Restricted Stock that may be issued under the Plan will be 10% of the outstanding shares of common stock of Capital Southwest on the effective date of the Plan plus 10% of the number of shares of Capital Southwest’s common stock issued or delivered by Capital Southwest (other than pursuant to compensation plans) during the term of the Plan.

5. The Board will review the Plan at least annually.  The Board will review periodically the potential impact that the issuance of Restricted Stock under the Plan could have on Capital Southwest’s earnings and net asset value per share, such review to take place prior to any decisions to grant Restricted Stock under the Plan, but in no event less frequently than annually.  Adequate procedures and records will be maintained to permit such review.  The Board will be authorized to take appropriate steps to ensure that the grant of Restricted Stock under the Plan would not have an effect contrary to the interests of Capital Southwest’s shareholders.  This authority will include the authority to prevent or limit the granting of additional Restricted Stock under the Plan.  All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.

X. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

Gary L. Martin
Chief Executive Officer
Capital Southwest Corporation
12900 Preston Road, Suite 700
Dallas, Texas 75230

Please address any questions concerning this Application and a copy of any communications, notice, or order to:

Gina Betts, Esq.
Locke Lord Bissell & Liddell LLP
2200 Ross Ave., Suite 2200
Dallas, Texas 75201
(214) 740-8000

B. Authorization

The filing of Capital Southwest’s Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the unanimous consent of the Board  dated April 19, 2010.  A copy of the resolution then adopted by the Board is attached as Exhibit B.  Such authorization still remains in full force and effect.

XI. EXHIBITS

Exhibit A	Capital Southwest Corporation 2010 Restricted Stock Award Plan

Exhibit B	Resolution of the Board of Capital Southwest Corporation Authorizing the Filing of this Application and Approving the Capital Southwest Corporation 2010 Restricted Stock Award Plan

Capital Southwest has caused this Application to be duly signed on its behalf, in the County of Dallas, State of Texas, on the 14th day of May, 2010.

CAPITAL SOUTHWEST CORPORATION

By: /s/ GARY L. MARTIN
Name: Gary L. Martin
Title: Chief Executive Officer

EXHIBIT A

CAPITAL SOUTHWEST CORPORATION
2010 RESTRICTED STOCK AWARD PLAN
1.	PURPOSE

This Plan is intended to foster and promote the long-term financial success of Capital Southwest Corporation and its Subsidiaries (the "Company Group"); to reward performance and to increase shareholder value by providing Participants appropriate incentives and rewards; to enable the Company Group to attract and retain the services of outstanding individuals upon whose judgment, interest and dedication the successful conduct of the Company Group's businesses are largely dependent; to encourage Participants' ownership interest in Capital Southwest Corporation; and to align the interests of employees with that of the Company's shareholders.

2.	DEFINITIONS

(a) "1940 Act" means the Investment Company Act of 1940, as amended.

(b) "Affiliate" means any "parent corporation" or "subsidiary corporation" of the Company, as such term is defined in Code Sections 424(e) and 424(f).

(c) "Award Agreement" means a written or electronic agreement evidencing and setting forth the terms of a Restricted Stock Award.

(d) "Board of Directors" means the board of directors of the Company.

(e) "Cause" means, unless otherwise specified in the Award Agreement or in an employment agreement with any member of Company Group, with respect to a Participant:

(i) Commission of any act or acts of personal dishonesty intended to result in substantial personal enrichment to the Employee to the detriment of any Company Group member;

(ii)  Conviction of, or entering into a plea of nolo contendere to, a felony;

(iii) In the case of an Employee, repeated failures to perform his responsibilities that are demonstrably willful and deliberate, provided that such failures have continued for more than 10 days following written notice from the Company of its intent to terminate his employment based on such failures;

(iv) Intentional, repeated or continuing violation of any of the applicable Company Group member's policies or procedures that occurs or continues after notice to the Participant that he or she has violated such policy or procedure; or

(v) Any material breach of a written covenant or agreement with a Company Group member, including the terms of this Plan or any material breach of fiduciary duty to a Company Group member.

1

A Participant shall be considered to have been discharged for Cause if the Company determines within 30 days after his resignation or discharge that discharge for Cause was warranted.

(f) "Change in Control" means

(i) The date any one person, or more than one "person" acting as a group, acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition by such person(s)) ownership of Common Stock possessing 51% or more of the total voting power of the Common Sock of the Company;

(ii) Individuals who at any time during the term of this Agreement constitute the board of directors of the Company (the "Incumbent Board") cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the date hereof whose election or nomination for election was approved by a vote of at least 75% of the directors comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without objection to such nomination) shall be, for purposes of this clause (ii) considered as though such person were a member of the Incumbent Board;

(iii) Any consolidation or merger to which the Company is a party, if following such consolidation or merger, shareholders of the Company immediately prior to such consolidation or merger shall not beneficially own securities representing at least 51% of the combined voting power of the outstanding voting securities of the surviving or continuing corporation; or

(iv) Any sale, lease, exchange or other transfer (in one transaction or in a series of related transactions) of all, or substantially all, of the assets of the Company, other than to an entity (or entities) of which the Company or the shareholders of the Company immediately prior to such transaction beneficially own securities representing at least 51% of the combined voting power of the outstanding voting securities.

(g) "Code" means the Internal Revenue Code of 1986, as amended.

(h) "Committee" means the Compensation Committee of the Board of Directors.

(i) "Common Stock" means the Common Stock of the Company, par value, $1.00 per share.

(j) "Company" means Capital Southwest Corporation, a corporation organized under the laws of the State of Texas, and all successors to it.

(k) "Covered Employee" means an Employee who is, or is determined by the Committee may become, a "covered employee" within the meaning of Code Section 162(m).

2

(l) "Date of Grant" means the date when the Company completes the corporate action necessary to create the legally binding right constituting an Restricted Stock Award, as provided in Code Section 409A and the regulations thereunder.

(m) "Disability" has the meaning set forth in Code Section 22(e)(3).

(n) "Effective Date" means the date the Plan is approved by the shareholders of the Company.

(o) "Employee" means any person employed by the Company or a Subsidiary.  Directors who are employed by the Company or a Subsidiary shall be considered Employees under the Plan.

(p) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(q) "Fair Market Value" on any date means the market price of Common Stock, determined by the Committee as follows:

(i) If the Common Stock is listed and traded on a national securities exchange (as such term is defined by the Exchange Act, as amended) or on the NASDAQ National Market System on the date of determination, then the Fair Market Value per share shall be the closing price of a share of the Common Stock on said national securities exchange or NASDAQ National Market System on the date of determination.  If the Common Stock is traded in the over-the-counter market, the Fair Market Value per share shall be the average of the closing bid and asked prices of a share on the date of determination;

(ii) If the Common Stock is listed on a national securities exchange or on the NASDAQ National Market System but no shares of the Common Stock are traded on the date of determination, but there were shares traded on dates within a reasonable period before the date of determination, the Fair Market Value shall be the closing price of a share of the Common Stock on the most recent date before the date of determination.  If the Common Stock is regularly traded in the over-the-counter market but no shares of the Common Stock are traded on the date of determination, but there were shares traded on dates within a reasonable period before the date of determination, the Fair Market Value shall be the average of the closing bid and asked prices of a share of the Common Stock on the most recent date before the date of determination on which trading occurred.

(iii) If neither of the foregoing provisions is applicable, then the Fair Market Value shall be determined by the Committee in good faith on such basis as it deems appropriate, in accordance with Code Section 409A.

Whenever possible, the determination of Fair Market Value by the Committee shall be based on the prices reported in The Wall Street Journal.  The Committee's determination of Fair Market Value shall be conclusive and binding on all persons.

(r) "Participant" means any person who holds an outstanding Restricted Stock Award.

3

(s) "Performance Criteria" means the criteria the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period.  The Performance Criteria that will be used to establish Performance Goals are limited to the following: economic value added (as determined by the Committee); achievement of profit, loss or expense ratio; cash flow; book value; sales of products; net income (either before or after taxes); operating earnings; return on capital; return on net assets; return on shareholders' equity; return on assets; shareholder returns; productivity; expenses; margins; operating efficiency; customer satisfaction; earnings per share; price per share of Common Stock; and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.  The Committee shall, within the time prescribed by Code Section 162(m), define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period for such Participant.

(t) "Performance Goals" means the goals established in writing by the Committee for the Performance Period based upon the Performance Criteria.  Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a Subsidiary or an individual.  The Committee shall establish Performance Goals for each Performance Period prior to, or as soon as practicable after, the commencement of such Performance Period.  The Committee, in its discretion, may, within the time prescribed by Code Section 162(m), adjust or modify the calculation of Performance Goals for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants (i) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event, or development, or (ii) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions.

(u) "Performance Period" means the designated period during which the Performance Goals must be satisfied with respect to the Restricted Stock Award to which the Performance Goals relate.

(v) "Plan" means this Capital Southwest Corporation 2010 Restricted Stock Award Plan.

(w) "Qualified Performance-Based Award" means a Restricted Stock Award that is intended to qualify as "qualified performance-based compensation" within the meaning of Code Section 162(m) and is designated as a Qualified Performance-Based Award pursuant to Section 8 hereof.

(x) "Restricted Stock" or "Restricted Stock Award" means, individually or collectively, a grant of Shares under the Plan.

(y) "Share" means a share of Common Stock.

(z) "Subsidiary" means Capital Southwest Venture Corporation and Capital Southwest Management Company.

4

(aa) "Termination of Service" shall mean the termination of employment of an Employee by the Company and all Subsidiaries or the termination of service by an Non-Employee Director as a member of the Board of Directors of the Company and all Subsidiaries.  A Participant's service shall not be deemed to have terminated because of a change in the entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service.  Furthermore, a Participant's service with the Company Group shall not be deemed to have terminated if the Participant takes any military leave, sick leave, or other bona fide leave of absence approved by the Company or a Subsidiary;  provided, however, that if any such leave exceeds 90 days, on the 91st day of such leave the Participant's service shall be deemed to have terminated unless the Participant's leave of absence is approved by the Committee.  The Participant's service shall be deemed to have terminated upon the entity for which the Participant performs service ceasing to be a Subsidiary (or any successor).  Subject to the foregoing, the Company, in its discretion, shall determine whether a Participant's service has terminated and the effective date of such termination.

3.	ADMINISTRATION

The Committee shall administer the Plan.  The Committee shall consist of two or more disinterested directors of the Company, who shall be appointed by the Board of Directors.  A member of the Board of Directors shall be deemed to be "disinterested" only if he satisfies (i) such requirements as the Securities and Exchange Commission may establish for non-employee directors administering plans intended to qualify for exemption under Rule 16b-3 (or its successor) under the Exchange Act and (ii) such requirements as the Internal Revenue Service may establish for Non-Employee Directors acting under plans intended to qualify for exemption under Code Section 162(m)(4)(C).  The Board of Directors may also appoint one or more separate committees of the Board of Directors, each composed of one or more directors of the Company or a Subsidiary who need not be disinterested, that may grant Restricted Stock Awards and administer the Plan with respect to Employees, Non-Employee Directors, and other individuals who are not considered officers or directors of the Company under Section 16 of the Exchange Act or for whom Restricted Stock Awards are not intended to satisfy the provisions of Code Section 162(m).

(a) The Committee shall have the sole and complete authority to:

(i) Determine the individuals to whom Restricted Stock Awards are granted, the type and amounts of Restricted Stock Awards to be granted and the time of all such grants;

(ii) Determine the terms, conditions and provisions of, and restrictions relating to, each Restricted Stock Award granted;

(iii)  Interpret and construe the Plan and all Award Agreements;

(iv) Prescribe, amend and rescind rules and regulations relating to the Plan;

(v) Determine the content and form of all Award Agreements;

5

(vi) Determine all questions relating to Restricted Stock Awards under the Plan, including whether any conditions relating to a Restricted Stock Award have been met;

(vii) Consistent with the Plan and with the consent of the Participant, as appropriate, amend any outstanding Restricted Stock Award or amend the exercise date or dates thereof, provided that the Committee shall not have any discretion or authority to make changes to any Restricted Stock Award that is intended to qualify as a Qualified Performance-Based Award to the extent that the existence of such discretion or authority would cause such Restricted Stock Award not to so qualify;

(viii) Determine the duration and purpose of leaves of absence that may be granted to a Participant without constituting termination of the Participant's employment for the purpose of the Plan or any Restricted Stock Award;

(ix) Maintain accounts, records and ledgers relating to Restricted Stock Awards;

(x) Maintain records concerning its decisions and proceedings;

(xi) Employ agents, attorneys, accountants or other persons for such purposes as the Committee considers necessary or desirable; and

(xii) Do and perform all acts which it may deem necessary or appropriate for the administration of the Plan and to carry out the objectives of the Plan.

(b) Each Restricted Stock Award shall be evidenced by an Award Agreement containing such provisions as may be approved by the Committee.  Each Award Agreement shall constitute a binding contract between the Company and the Participant, and every Participant, upon acceptance of the Award Agreement, shall be bound by the terms and restrictions of the Plan and the Award Agreement.  The terms of each Award Agreement shall be in accordance with the Plan, but each Award Agreement may include such additional provisions and restrictions determined by the Committee, in its discretion, provided that such additional provisions and restrictions are not inconsistent with the terms of the Plan.  In particular, and at a minimum, the Committee shall set forth in each Award Agreement (i) the number of Shares subject to the Restricted Stock Award; (ii) the expiration date of the Restricted Stock Award; (iii) the manner, time, and rate (cumulative or otherwise) of vesting of such Restricted Stock Award; and (iv) the restrictions, if any, placed upon such Restricted Stock Award, or upon Shares which may be issued upon vesting of such Restricted Stock Award.  The Chairman of the Committee and such other directors and officers as shall be designated by the Committee is hereby authorized to execute Award Agreements on behalf of the Company and to cause them to be delivered to the recipients of Restricted Stock Awards.

4.	STOCK SUBJECT TO THE PLAN

(a) General Limitations.  Subject to adjustment as provided in Section 12 of the Plan, the maximum number of Shares reserved for issuance in connection with Restricted Stock Awards under the Plan is 47,000 Shares.  Notwithstanding the preceding, grants of Restricted Stock Awards shall be subject to the following limitations:

6

(i) Subject to adjustment as provided in Section 12 of the Plan, the total number of Shares that may be outstanding as Restricted Stock under all of the Company's compensations plans shall not exceed 10% of the total number of Shares authorized and outstanding at any time.

(ii) The amount of voting securities that would result from the exercise of all the Company's outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to this Plan and any other compensation plan of the Company, at the time of issuance shall not exceed 25% of the outstanding voting securities of the Company; provided, however, that if the amount of voting securities that would result from the exercise of all the Company's outstanding warrants, options, and rights issued to the Company's directors, officers, and employees, together with any Restricted Stock issued pursuant to this Plan and any other compensation plan of the Company, would exceed 15% of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to this Plan and any other compensation plan of the Company, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Company.

(b) Individual Limitations.  Subject to adjustment as provided in Section 12 of the Plan, in no event may Qualified Performance-Based Awards be granted to a single Participant in any 12-month period in respect of more than 6,250 Shares (if the Restricted Stock Award is denominated in Shares).

(c) Other Rules.

(i) The number of Shares associated with an Restricted Stock Award originally counted against the limitations as the result of the grant of the Restricted Stock Award shall be restored against the limitations and be available for reissuance under this Plan if and to the extent the Restricted Stock Award is surrendered, cancelled, expires, terminates or is forfeited for any reason.

(ii) Shares withheld by, or otherwise remitted to satisfy a Participant's tax withholding obligations upon the lapse of restrictions on a Restricted Stock, or upon any other payment or issuance of Shares under the Plan shall not become available for issuance or reissuance under the Plan.

(d) Shares issued under the Plan may be either authorized but unissued Shares, authorized Shares previously issued held by the Company in its treasury which have been reacquired by the Company, or Shares purchased by the Company in the open market.

7

5.	ELIGIBILITY

Subject to the terms of the Plan, all Employees shall be eligible to receive Restricted Stock Awards under the Plan.

6.	RESTRICTED STOCK AWARDS

The Committee may, subject to the limitations of the Plan and the availability of Shares reserved but not previously awarded under this Plan, grant Restricted Stock Awards to eligible individuals upon such terms and conditions as it may determine to the extent such terms and conditions are consistent with the following provisions:

(a) Payment of the Restricted Stock Award.  The Restricted Stock Award may only be made in whole Shares.

(b) Terms of the Restricted Stock Awards.  The Committee shall determine the dates on which Restricted Stock Awards granted to a Participant shall vest and any specific conditions or Performance Goals which must be satisfied prior to the vesting of any installment or portion of the Restricted Stock Award.  Notwithstanding other paragraphs in this Section 6, the Committee may, in its sole discretion, accelerate the vesting of any Restricted Stock Awards except for any Restricted Stock Awards that are Qualified Performance-Based Awards under Section 8 hereof.  The acceleration of any Restricted Stock Award shall create no right, expectation or reliance on the part of any other Participant or that certain Participant regarding any other Restricted Stock Awards.

(c) Termination of Service.  Unless otherwise determined by the Committee, upon a Participant's Termination of Service for any reason, including retirement, other than Disability or death, the Participant's unvested Restricted Stock Awards as of the date of termination shall be forfeited and any rights the Participant had to such unvested Restricted Stock Awards shall become null and void.  Unless otherwise provided in the applicable Award Agreement, in the event of a Participant's Termination of Service due to Disability or death, all unvested Restricted Stock Awards held by such Participant, including any portion of a Restricted Stock Award subject to a Performance Goal, shall immediately vest.

(d) Acceleration Upon a Change in Control.  In the event of a Change in Control, all unvested Restricted Stock Awards held by a Participant shall become immediately vested.

7.	DIVIDENDS, DISTRIBUTIONS AND OTHER RIGHTS.

(a) Dividends.  A Participant holding a Restricted Stock Award shall, unless otherwise provided in the applicable Award Agreement, be entitled to receive, with respect to each such Share covered by a Restricted Stock Award, a payment equal to any dividends or distributions.

(b) Voting of Restricted Stock Awards.  After a Restricted Stock Award has been granted, but for which Shares covered by such Restricted Stock Award have not yet vested, the Participant shall be entitled to vote such Shares subject to the rules and procedures adopted by the Committee for this purpose.

8

(c) Restrictive Legend.  Each certificate issued in respect of a Restricted Stock Award shall be registered in the name of the Participant and, at the discretion of the Board of Directors, each such certificate shall be held by the Company until the Restricted Stock has vested.  Each such certificate shall bear the following (or a similar) legend:

"The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) contained in the Capital Southwest Corporation 2010 Restricted Stock Plan and an agreement entered into between the registered owner and Capital Southwest Corporation.  A copy of such plan and agreement is on file at the principal office of Capital Southwest Corporation."

8.	QUALIFIED PERFORMANCE-BASED AWARDS

(a) Purpose.  The purpose of this Section 8 is to provide the Committee the ability to grant Restricted Stock as Qualified Performance-Based Awards.  If the Committee, in its discretion, decides to grant to a Covered Employee a Restricted Stock Award that is intended to constitute a Qualified Performance-Based Award, the provisions of this Section 8 shall control over any contrary provision contained herein; provided, however, that the Committee may grant Restricted Stock Awards to Covered Employees that are based on Performance Criteria or Performance Goals that do not satisfy the requirements of this Section 8.

(b) Applicability.  This Section 8 shall apply only to those Covered Employees selected by the Committee to receive Qualified Performance-Based Awards.  The designation of a Covered Employee as a Participant for a Performance Period shall not in any manner entitle the Participant to receive an Restricted Stock Award for the relevant Performance Period.  Moreover, designation of a Covered Employee as a Participant for a particular Performance Period shall not require designation of such Covered Employee as a Participant in any subsequent Performance Period and designation of one Covered Employee as a Participant shall not require designation of any other Covered Employees as a Participant in such period or in any other period.

(c) Procedures with Respect to Qualified Performance-Based Awards.  To the extent necessary to comply with the Qualified Performance-Based Award requirements of Code Section 162(m)(4)(C), with respect to any Restricted Stock Award that may be granted to one or more Covered Employees, no later than 90 days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Code Section 162(m)), the Committee shall, in writing, (i) designate one or more Covered Employees, (ii) select the Performance Criteria applicable to the Performance Period, (iii) establish the Performance Goals, and amounts of such Restricted Stock Awards, as applicable, which may be earned for such Performance Period, and (iv) specify the relationship between Performance Criteria and the Performance Goals and the amounts of such Restricted Stock Awards, as applicable, to be earned by each Covered Employee for such Performance Period.  Following the completion of each Performance Period, the Committee shall certify in writing whether the applicable Performance Goals have been achieved for such Performance Period.  No Restricted Stock Award or portion thereof that is subject to the satisfaction of any condition shall be considered to be earned or vested until the Committee certifies in writing that the conditions to which the distribution, earning or vesting of such Restricted Stock Award is subject have been achieved.  The Committee may not increase during a year the amount of a Qualified Performance-Based Award that would otherwise be payable upon satisfaction of the conditions but may reduce or eliminate the payments as provided for in the Award Agreement.

9

(d) Payment of Qualified Performance-Based Awards.  Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company or a subsidiary on the day a Qualified Performance-Based Award for such Performance Period is paid to the Participant.  Furthermore, a Participant shall be eligible to receive payment pursuant to a Qualified Performance-Based Award for a Performance Period only if the Performance Goals for such period are achieved.

(e) Acceleration Upon a Change in Control.  In the event of a Change in Control, all unvested Qualified Performance-Based Awards held by a Participant shall become vested upon the Change in Control.

(f) Dividends and Other Distributions.  The Participant shall not be paid any dividends or distributions or other distributions with respect to Qualified Performance-Based Awards until the Participant has become vested in the Shares covered by the Qualified Performance-Based Awards.  At the time of vesting, the Participant shall receive a cash payment equal to the aggregate cash dividends (without interest) (other than distributions in Shares) and the number of Shares equal to any stock dividends that the Participant would have received if the Participant had owned all of the Shares which vested for the period beginning on the date of the Restricted Stock Award, and ending on the date of vesting or payment.  No dividends shall be paid to the Participant with respect to any Qualified Performance-Based Awards that are forfeited by the Participant.

(g) Additional Limitations.  Notwithstanding any other provision of the Plan, any Restricted Stock Award granted to a Covered Employee that is intended to constitute a Qualified Performance-Based Award shall be subject to any additional limitations set forth in Code Section 162(m) or any regulations or rulings issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Code Section 162(m)(4)(C), and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

(h) Effect on Other Plans and Arrangements.  Nothing contained in the Plan will be deemed in any way to limit or restrict the Committee from making any award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect.

10

9.	RIGHTS OF PARTICIPANTS

Nothing contained in this Plan or in any Award Agreement confers on any person any right to continue in the employ or service of the Company or an Affiliate or interferes in any way with the right of the Company or an Affiliate to terminate a Participant's services.

10.	DESIGNATION OF BENEFICIARY
A Participant may, with the consent of the Committee, designate a person or persons to receive, in the event of death, any Restricted Stock Award to which the Participant would then be entitled.  Such designation will be made upon forms supplied by and delivered to the Company and may be revoked in writing.  If a Participant fails to designate a beneficiary, then the Participant's estate will be deemed to be the beneficiary.

11.	TRANSFERABILITY OF RESTRICTED STOCK AWARDS

No Restricted Stock Award granted hereunder shall be transferable, voluntarily or involuntarily, other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code.

12.	ADJUSTMENTS UPON CHANGES IN CAPITALIZATION OR A CHANGE OF CONTROL

(a) Adjustment Clause.  In the event of any change in the outstanding Shares by reason of any stock dividend, split, spinoff, recapitalization, merger, consolidation, combination, extraordinary dividend, exchange of shares or other change affecting the outstanding shares of Stock as a class without the Company's receipt of consideration, or other equity restructuring within the meaning of Financial Accounting Standard No. 123 (revised 2004), appropriate adjustments shall be made to (i) the aggregate number of shares of Stock with respect to which Restricted Stock Awards may be made under the Plan, (ii) the terms and the number of shares and/or the price per share of any outstanding Stock Options, and (iii) the share limitations set forth in Section 4 hereof.  The Committee shall also make appropriate adjustments described in (i)-(iii) of the previous sentence in the event of any distribution of assets to shareholders other than a normal cash dividend.  Adjustments, if any, and any determination or interpretations, made by the Committee shall be final, binding and conclusive.  Conversion of any convertible securities of the Company shall not be deemed to have been effected without receipt of consideration.  Except as expressly provided herein, no issuance by the Company of shares of any class or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to an Restricted Stock Award.

(b) Change of Control.  If a Change of Control occurs, the Committee may, in its discretion and without limitation:

(i) Cancel outstanding Restricted Stock Awards in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such Restricted Stock Awards, as determined by the Committee or the Board of Directors in its sole discretion;

11

(ii) Substitute other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for Shares subject to outstanding Restricted Stock Awards; and

(iii) Arrange for the assumption of Restricted Stock Awards, or replacement of Restricted Stock Awards with new awards based on other property or other securities (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Subsidiary, Affiliate, or division or by the entity that controls such Subsidiary, Affiliate, or division following the transaction (as well as any corresponding adjustments to Restricted Stock Awards that remain outstanding based upon Company securities);

No such adjustments may, however, materially change the value of benefits available to a Participant under an outstanding Restricted Stock Award.

(c) Section 409A Provisions with Respect to Adjustments.  Notwithstanding the foregoing: (i) any adjustments made pursuant to this Section to Restricted Stock Awards that are considered "deferred compensation" within the meaning of Code Section 409A shall be made in compliance with the requirements of Code Section 409A unless the Participant consents otherwise; (ii) any adjustments made to Restricted Stock Awards that are not considered "deferred compensation" subject to Code Section 409A shall be made in such a manner as to ensure that after such adjustment, the Restricted Stock Awards either continue not to be subject to Code Section 409A or comply with the requirements of Code Section 409A unless the Participant consents otherwise; and (iii) the Committee shall not have the authority to make any adjustments under this Section to the extent that the existence of such authority would cause an Restricted Stock Award that is not intended to be subject to Code Section 409A to be subject thereto.

13.	TAX WITHHOLDING

Whenever under this Plan, cash or Shares are to be delivered upon exercise of an Restricted Stock Award or any other event with respect to rights and benefits hereunder, the Committee shall be entitled to require as a condition of delivery: (i) that the Participant remit an amount sufficient to satisfy all federal, state, and local withholding tax requirements related thereto, (ii) that the minimum withholding of such sums come from compensation otherwise due to the Participant or from any Shares due to the Participant under this Plan, or (iii) the Participant remit any required amounts using a combination of the methods provided in clause (i) and clause (ii).

14.	AMENDMENT OF THE PLAN AND RESTRICTED STOCK AWARDS

(a) The Board of Directors may at any time, and from time to time, modify or amend the Plan in any respect, prospectively or retroactively.  Failure to ratify or approve amendments or modifications by shareholders shall be effective only as to the specific amendment or modification requiring such approval or ratification.  Other provisions of this Plan will remain in full force and effect.  No such termination, modification or amendment may adversely affect the rights of a Participant under an outstanding Restricted Stock Award without the written permission of such Participant.

12

(b) The Committee may amend any Award Agreement, prospectively or retroactively; provided, however, that no such amendment shall adversely affect the rights of any Participant under an outstanding Restricted Stock Award without the written consent of such Participant.

15.	RIGHT OF OFFSET

The Company will have the right to offset against its obligation to deliver shares of Common Stock (or other property) under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Restricted Stock Awards, or amounts repayable to the Company pursuant to tax equalization, housing, automobile or other employee programs) that the Participant then owes to the Company and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement; provided, however, that no such offset shall be permitted if it would constitute an "acceleration" of a payment hereunder within the meaning of Code Section 409A.  This right of offset shall not be an exclusive remedy and the Company's election not to exercise the right of offset with respect to any amount payable to a Participant shall not constitute a waiver of this right of offset with respect to any other amount payable to the Participant or any other remedy.

16.	EFFECTIVE DATE OF PLAN

The Plan shall become effective immediately upon its approval by the Company's shareholders.

17.	TERMINATION OF THE PLAN

The right to grant Restricted Stock Awards under the Plan will terminate 10 years after the Effective Date.  The Board of Directors has the right to suspend or terminate the Plan at any time, provided that no such action will, without the consent of a Participant, adversely affect a Participant's rights under an outstanding Restricted Stock Award.

18.	APPLICABLE LAW; COMPLIANCE WITH LAWS

The Plan will be administered in accordance with the laws of the State of Texas and applicable federal law.  Notwithstanding any other provision of the Plan, the Company shall have no liability to issue any Shares under the Plan unless such issuance would comply with all applicable laws and the applicable requirements of any securities exchange or similar entity.  Prior to the issuance of any Shares under the Plan, the Company may require a written statement that the recipient is acquiring the shares for investment and not for the purpose or with the intention of distributing the shares.

13

19.	PROHIBITION ON DEFERRED COMPENSATION

It is the intention of the Company that no Restricted Stock Award shall be "deferred compensation" subject to Code Section 409A unless and to the extent that the Committee specifically determines otherwise, and the Plan and the terms and conditions of all Restricted Stock Awards shall be interpreted accordingly.  The terms and conditions governing any Restricted Stock Awards that the Committee determines will be subject to Code Section 409A, including any rules for elective or mandatory deferral of the delivery of cash or Shares pursuant thereto, shall be set forth in the applicable Award Agreement, and shall comply in all respects with Code Section 409A.  Notwithstanding any provision herein to the contrary, any Restricted Stock Award issued under the Plan that constitutes a deferral of compensation under a "nonqualified deferred compensation plan" as defined under Code Section 409A(d)(1) and is not specifically designated as such by the Committee shall be modified or cancelled to comply with the requirements of Code Section 409A, including any rules for elective or mandatory deferral of the delivery of cash or Shares pursuant thereto.

20. NO GRANTS IN CONTRAVENTION OF THE 1940 ACT

At all times during such periods as the Company qualifies or intends to qualify as a "business development company," no Restricted Stock Award may be granted under the Plan if the grant or terms of such Restricted Stock Award would cause the Company to violate Section 61 of the 1940 Act (or any other provision of the 1940 Act applicable to "business development companies"), and, if approved for grant, such an award will be void and of no effect.

In furtherance of the intent that Restricted Stock Awards available to be granted under the Plan be limited to those that can be granted by a "business development company" qualifying as such under the 1940 Act, except as otherwise permitted by exemptive relief or other relief that may be granted by the Securities and Exchange Commission or its staff and determined by the Board of Directors, Restricted Stock may be awarded only in exchange for full payment thereof (as determined by the Board of Directors).

14

EXHIBIT B

RESOLUTIONS
OF
THE BOARD OF DIRECTORS
OF
CAPITAL SOUTHWEST CORPORATION

Adopted on April 19, 2010

Capital Southwest Corporation 2010 Restricted Stock Award Plan

RESOLVED, that the Board hereby directs that the officers and directors of the Corporation apply to the Securities and Exchange Commission (the "Commission") for an exemptive order (collectively, the "Order") pursuant to the Investment Company Act of 1940 authorizing the issuance of shares of restricted common stock under the 2010 Restricted Stock Award Plan (the "Plan");

FURTHER RESOLVED, that, subject to the issuance of the Order and approval of the Plan by the shareholders, the Board hereby approves and adopts the Plan;

FURTHER RESOLVED, that the officers of the Corporation be, and each hereby is, authorized for and on behalf of the Corporation to prepare, execute and file with the Commission pursuant to the Investment Company Act of 1940, as amended, one or more applications for an Order and any amendments thereto that such officer deems to be necessary, desirable or appropriate, together with any and all exhibits and documents or supplemental information relating thereto, in connection with the Plan and that the form or any amendment or supplements thereto will be as approved by the officers of the Corporation executing the same, the approval by the Corporation of such officers to be evidenced conclusively by their execution of the same; and

FURTHER RESOLVED, that upon receipt of the Order, the Corporation is directed to submit the Plan to the shareholders of the Corporation for approval.

FURTHER RESOLVED, that the Corporation's directors, the members of the Compensation Committee, and any officers of the Corporation be, and each of them herby is, authorized and empowered in the name and on behalf of the Corporation to do or cause to be done all such acts and to sign, execute, certify to, verify, acknowledge, deliver, accept, file, and record any and all such documents as, in the judgment of any such person, are deemed to be necessary, desirable, or appropriate to effect the purposes of these resolutions.